FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F   X        Form 40-F
                                   -----                -----

                   Indicate by check mark if the registrant is
                  submitting the Form 6-K in paper as permitted
                        by Regulation S-T Rule 101(b)(1):

                               Yes                   No   X
                                   -----                -----

                   Indicate by check mark if the registrant is
                  submitting the Form 6-K in paper as permitted
                        by Regulation S-T Rule 101(b)(7):

                               Yes                   No   X
                                   -----                -----

                  Indicate by check mark whether by furnishing
         the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes                   No   X
                                   -----                -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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              ENDESA Announces Interim Dividend for the Year 2003

    NEW YORK--(BUSINESS WIRE)--Oct. 22, 2003--ENDESA (NYSE: ELE) has communicated to the CNMV, that at its meeting held on October 21st 2003, the Board of Directors has agreed to pay an interim gross dividend against 2003 earnings of 0.264 euros per share. The dividend will be paid from January 2nd 2003 through the Banks and other Financial Entities to be announced. Accordingly, from January 2nd 2004, ENDESA stock will trade ex-dividend. This amount is the same as the interim dividend paid last January against 2002 earnings.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone 212 750 7200 http://www.endesa.es

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212/750-7200


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: October 22nd, 2003     By: /s/ David Raya
                                 --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations